Exhibit 23.03

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of OGE Energy Corp. and Oklahoma Gas and Electric Company of our report dated February 20, 2018, relating to the consolidated financial statements of Enable Midstream Partners, LP and subsidiaries as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, appearing in the Annual Report on Form 10- K of OGE Energy Corp. for the year ended December 31, 2017, incorporated by reference in this Registration Statement, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas
May 18, 2018